UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-24595

CUSIP NUMBER

65337J 10 5

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: June 30, 2005
[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

______________________________________________________________

PART I - REGISTRANT INFORMATION

NEXTPHASE WIRELESS, INC.
Full Name of Registrant

_______________________
Former Name if Applicable

300 S. Harbor Boulevard
Address of Principal Executive Office (Street and Number)

Anaheim, California 92805
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NextPhase Wireless, Inc. was unable to complete and file its Quarterly Report on Form 10-QSB for the period ended June 30, 2005 within the prescribed time period due to the following: On July 27, 2005, NextPhase Wireless, Inc. engaged an independent contractor, who is a certified public accountant, to provide controller-type functions in an effort to address its understaffed finance and accounting team, its controls and its procedural needs.

This independent contractor is materially involved in the preparation of our Quarterly Report on Form 10-QSB for the period ended June 30, 2005. Due to the recent engagement of this contractor, the filing of our Quarterly Report has been delayed. The company believes that the addition of the contractor to its financing and accounting team will improve the quality and timeliness of future financial reporting.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert Ford	(714)	765-0007
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The Company’s financial statements that will be presented in the Company’s Quarterly Report on Form 10-QSB for the fiscal year ended June 30, 2005 is expected to reflect the following:

Revenue for the quarter ended June 30, 2005 was approximately $161,000, as compared to $0 for the quarter ended June 30, 2004. The increase of $161,000 in revenue was due to the continued roll-out of commercial operations following the reverse acquisition of Next Phase Technologies, Inc. (“NTI”) on August 3, 2004.

Net loss for the period ended June 30, 2004 was approximately $300,000, as compared to $9,334 for the first quarter of the previous year. The increase of approximately $290,000 was the result of increased selling, general and administrative expenses incurred as the Company developed and implemented its business plan. Overall, selling, general and administrative expenses were primarily made up of wages and salaries, office expenses, fees and costs incurred for legal and accounting services, and other administrative costs.

NEXTPHASE WIRELESS, INC.
________________________________________________________________________
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005	By: /s/ James G. Wray
James G. Wray
Executive Vice President/Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)